SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 3)

American Community Properties Trust
(Name of Issuer)

Common Shares, $.01 Par Value
(Title of Class of Securities)

02520N106
(CUSIP Number)

Kent M. Rowett
Leeward Capital, L.P.
One California Street, Suite 300
San Francisco, CA 94111
(415) 284-0779

With a copy to:

Henry Lesser, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA  94303
(650) 833-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 2, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02520N106	13D	(Page 2 of 6 Pages)

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) Leeward Capital, L.P. 94-32559184
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): WC
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 288,000 Common Shares
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 288,000 Common Shares
10.SHARED DISPOSITIVE POWER: -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
288,000 Common Shares
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): 00 (Limited Partnership)

2

CUSIP No. 02520N106	13D	(Page 3 of 6 Pages)

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) Leeward Investments, LLC 94-32559183
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): AF
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 288,000 Common Shares
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 288,000 Common Shares
10. SHARED DISPOSITIVE POWER: -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
288,000 Common Shares
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): 00 (Limited Liability Company)

CUSIP No. 02520N106	13D	(Page 4 of 6 Pages)

1. NAMES OF REPORTING PERSONS:
I.R.S. Identification Nos. of above persons (entities only) Mr. Kent M. Rowett
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☒
(b) ☐
3. SEC USE ONLY:
4. SOURCE OF FUNDS* (SEE INSTRUCTIONS): AF
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 288,000 Common Shares
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 288,000 Common Shares
10. SHARED DISPOSITIVE POWER: -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
288,000 Common Shares
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.5%
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the below-identified Items from the Schedule 13D previously filed by the Reporting Persons, as previously amended (the “Schedule 13D”), by supplementing such Items with the information below.  Capitalized terms used and not defined in this Amendment have the meanings given to them in the Schedule 13D.

Item 2.    Identity and Background.

(a)    By reason of Mr. Eric P. Von der Porten having passed away, the Reporting Persons now consist of Leeward Capital, Leeward Investments and Mr. Kent M. Rowett, a natural person who is serving as Manager of Leeward Investments as successor to Mr. Von der Porten ("Mr. Rowett").

(b)    The business address of the Reporting Persons is One California Street, Suite 300, San Francisco CA 94111.

(c)    Mr. Rowett's principal occupation is private investing.

(d, e)        During the past five years, Mr. Rowett has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to  a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Rowett is a citizen of the United States. He is not a member of ACPT's Board of Trustees

Item 4.    Purpose of Transaction

The Reporting Persons continue to hold their ACPT Common Shares for investment. Prior to Mr. Von der Porten having joined ACPT's Board of Trustees on June 4, 2008, the Reporting Persons had expressed in the Schedule 13D an interest in seeing ACPT take measures to enhance shareholder value. The Reporting Persons wish to encourage ACPT to consider all alternatives for accomplishing that objective. To that end, the Reporting Persons may engage in discussions with the trustees and officers of ACPT and ACPT shareholders and may also propose changes in the policies of ACPT. The Reporting Persons have no current intention of acquiring any further ACPT Common Shares and reserve the right to dispose of some or all of their ACPT Common Shares depending on market factors and such other factors as they consider relevant.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer

Reference is made to Exhibit 1 to this Amendment, which is incorporated herein by reference in response to this Item (See Item 7)

Item 7.    Material to be Filed as Exhibits

1.           Joint Filing Agreement among the Reporting Persons.

(Page 5 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2009

LEEWARD CAPITAL, L.P.

	By:	Leeward Investments, LLC
General Partner

	By:	/s/ Kent M. Rowett
Kent M. Rowett
Manager

LEEWARD INVESTMENTS, LLC

	By:	/s/ Kent M. Rowett
Kent M. Rowett
Manager

KENT M. ROWETT

/s/ Kent M. Rowett
Kent M. Rowett

(Page 6 of 6 Pages)